PATRIOT
HARD SELTZER

The Taste of Freedom

Seltzer brands have all been taking the **same** approach

- Vodka or Malt Base
- White Cans
- Fruity/Tropical Flavors
- Feminine Appeal


TRULY
WILD BERRY
HARD SELTZER
BON & VIV
SPIKED SELTZER
CRANBERRY
WHITE CLAW
HARD SELTZER
WATERMELON
watermelon
GLUTEN FREE
NAUTI
HARD SELTZER
HANDCRAFTED
LOW CALORIE
TRULY
GRAPEFRUIT
HARD SELTZER
CLASSIC
mixed berry
black cherry
PURE

Consumers are looking to support American companies with traditional values

ORIGIN®

MADE IN THE USA

BLACK RIFLE COFFEE COMPANY

Chaads CLOTHING


CHERRY COLA
CHERRY COLA
Whiskey
PATRIOT
HARD SELTZER
LIGHT WHISKEY
WITH NATURAL FLAVORS
12oz. (355mL)
5% ALCOHOL BY VOLUME
CHERRY COLA

Patriot is a premium **whiskey hard seltzer** for freedom loving Americans.

- 4 Flavors
- Whiskey base
- Philanthropic focus

muchmoremuchness
Where can we get it??? 🇺🇸

hotpocket891
need to see if they got that in a store near me
2024-12-29 Reply 6

lizgilroy 4w · ❤ by author
I wish I had been able to get down to south Jersey for me of your events!! I'd have taken a picture, tried the seltzer, bought the seltzer and told everyone else to do the same!!
2

Jenessa
this says NJ!!! had I known I'd be there buying cases...I don't even enjoy drinking but I'd be there to support. Come to South jersey!

inez_barberio 4w
Come down to South Jersey next time! ❤️
1

Bobby Henry5
Just found out they sell them in Byram ShopRite I know where I'm going after work!!!!

edbluemagazine 3w · ❤ by author
Can nj bars order them? We'd love to carry these at our vfw
1

Strong social media presence and engagement



PATRIOT
HARD SELTZER
PATRIOT
HARD SELTZER
PATRIOT
HARD SELTZER
PATRIOT
HARD SELTZER

OVER 10,000 ORGANIC FOLLOWERS AND A NETWORK OF OVER 250K

Celestino 🙈
Where can a brother buy patriot 🦅 🇺🇸 🇺🇸
2024-12-29 Reply 1

Jose
Where are you in NJ!! We here want FREEEEEEEEEEDDDOOOOOOOMMMMMMM!!!!!
2024-12-30 Reply 1

Jimmy.Sullivan
I live in Jersey! What store location you guys at?

Ianmc112
Jersey?!? Where at i want some
2024-12-29 Reply 3

Ky🤠💗🪖🩵
I love merica, come to the liquor store by me in NJ🤣 🇺🇸
1d Reply 1

Luce
whiskey hard seltzer? i actually do want to try this

MR.Bamanos
Oorah 🫡 gonna have to pick up a case of some Patriotism

GMackey
Where in NJ was this? I'd buy a case easily
2024-12-30 Reply 3


28 JUNE 2005
NEVER FORGET

Strategic partnership with Retired Navy SEAL Jason Redman

- Author of NYT Best-Selling books “The Trident” and “Overcome”

- Highly demanded motivational keynote speaker

- Engaged following of over 250K on social media platforms

- Performance and Mindset Coach

Viral marketing strategy focused on engaging content, strategic partnerships, and philanthropy


PATRIOT
HARD SELTZER

Celebrating heroes that make up the core backbone of America

- MILITARY
- LAW ENFORCEMENT
- FIREFIGHTERS
- EMERGENCY SERVICES
- NURSES


POLICE

A popular choice among customers since launching October 2024

- 50+ ACCOUNTS AND QUICKLY GROWING

- PARTNERSHIPS WITH TOTAL WINE, BOURBON STREET, JOE CANAL'S, BUY RITE, AND OTHER CHAINS

- 700+ CASES SOLD

- 1/3 OF RETAILERS RE-ORDERED WITHIN THE FIRST MONTH OF RECEIVING PRODUCT



CASES SOLD
300
225
150
75
0
Launch
October
November
December
January

35 years of combined experience across the business industries of marketing, management, and operations



JUSTIN BAYLESS

CEO



BRANDON ZARZECKI

COO



JASON REDMAN

COO